UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

Offshore Logistics, Inc.

(Name of Issuer)

Common Stock ($.01 par value)

(Title of Class of Securities)

676255 10 2

(CUSIP Number)

Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 30 Buckingham Gate,

London England SW1E 6NN (44-20-7802-8080)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 676255 10 2	13D	Page 2 of 11 Pages

1.	Name of Reporting Persons. I.R.S. Identification No. of above persons (entities only) Caledonia Investments plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 1,300,000 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 1,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 676255 10 2	13D	Page 3 of 11 Pages

1.	Name of Reporting Persons, I.R.S. Identification No. of above persons (entities only) The Cayzer Trust Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power - 0 - 8. Shared Voting Power 1,300,000 9. Sole Dispositive Power - 0 - 10. Shared Dispositive Power 1,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) CO

Schedule 13D

(Amendment No. 3)

Under the Securities and Exchange Commission Act of 1934

Item 1.	Security and Issuer

This Amendment No. 3 on Schedule 13D (this “Statement”) relates to the common stock, $.01 par value per share (“Common Stock”) of Offshore Logistics, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 224 Rue de Jean, P.O. Box 5-C, Lafayette, LA 70508.

Item 2.	Identity and Background

(a) This Statement is filed by Caledonia Investments plc (“Caledonia” or the “Reporting Person”) as the beneficial owner of the 1,300,000 shares of Common Stock or 5.8% of the outstanding shares of Common Stock, previously referenced on page 2. The Cayzer Trust Company Limited (“Cayzer Trust” or “Additional Person”) may be deemed to be an indirect beneficial owner of the Common Stock given its direct holdings of 37.7% of the outstanding shares of Caledonia. Cayzer Trust may be deemed to control Caledonia. Cayzer Trust disclaims beneficial ownership of the Common Stock of the Issuer. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer Trust actually exists.

(b), (c) and (f) The principal business address for Caledonia and Cayzer Trust is Cayzer House, 30 Buckingham Gate, London, England SW1E 6NN. Caledonia and Cayzer Trust are investment holding companies organized under the laws of England and Wales. The names, principal occupation and addresses of the officers and directors of Caledonia and Cayzer Trust are set forth on Schedule A hereto and are incorporated herein by reference. Certain additional information about the officers and directors of the Caledonia and Cayzer Trust is set forth on Schedule A hereto and is incorporated herein by reference.

(d) – (e) During the last five years, neither the Reporting Person nor the Additional Person, according to any of the Reporting Person’s knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.	Purpose of Transaction

Not Applicable.

Item 5.	Interest in Securities of Issuer

(a) As of the date this Statement is executed, Caledonia is the direct beneficial owner of 1,300,000 shares of Common Stock of the Issuer. This holding represents approximately 5.8% of the total of 22,510,921 shares of Common Stock of the Issuer currently outstanding according to the Issuer’s annual report on Form 10-K for the fiscal year ended March 31, 2003 filed on June 9, 2003. By virtue of the relationships described in Item 2, Cayzer Trust may be deemed to share indirect beneficial ownership of the shares of Common Stock of the Issuer owned directly by Caledonia. Cayzer Trust disclaims all such beneficial ownership. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer Trust actually exists.

(b) Caledonia has the power to vote or direct the vote, and dispose or direct the disposal of the 1,300,000 shares of Common Stock of the Issuer.

(c) Prior to the date of this statement, Caledonia held Convertible Subordinated Notes due 2003 (the “Notes”) for the principal amount of $10,350,000 , which were convertible into the right to acquire 452,754 shares of Common Stock. On July 29,2003, the Issuer redeemed the Notes and Caledonia elected to receive the cash value rather than convert the Notes into Common Stock. As of the date of the redemption, Caledonia no longer possessed the right to acquire the 452,754 shares of Common Stock.

(d) Caledonia has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of the Master Agreement dated December 12, 1996 among the Issuer, CIS, Caledonia and certain other persons (the “Master Agreement”), the Supplemental Letter Agreement to the Master Agreement dated December 19, 1996 and the Assignment dated December 12, 2002, Caledonia was given the right to designate two directors on the Issuer’s board of directors, provided that Caledonia had: (1) at least 1,000,000 shares of Common Stock of the Issuer or (2) at least 49% of the total outstanding ordinary shares of Bristow Aviation Holdings Limited. If any director appointed by Caledonia declined or was unable to serve on the Issuer’s board of director, the remaining Caledonia director had the right to designate another person to serve.

The summary of the transactions and rights described above is qualified in its entirety by reference to the Master Agreement, Supplemental Letter Agreement and the Assignment have been previously filed as exhibits on the dates set forth in Item 7.

Item 7.	Material to Be Filed as Exhibits

Exhibits

1	The Master Agreement dated December 12, 1996 is incorporated by reference to Exhibit to a Current Report on Form 8-K filed by Issuer with The Securities and Exchange Commission on January 3, 1997.

2	Supplemental Letter Agreement dated December 19, 1996 to the Master Agreement, previously filed with the Securities and Exchange Commission under this Schedule 13D on April 23, 1997.

3	The Purchase Agreement between Caledonia and CIS, dated December 4, 2002 filed with the Securities and Exchange Commission under this Schedule 13D on December 17, 2002.

4	Assignment from CIS to Caledonia dated December 12, 2002 filed with the Securities and Exchange Commission under this Schedule 13D on December 17, 2002.

.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALEDONIA INVESTMENTS PLC

July 29, 2003	By:	/s/ GRAEME P. DENISON
	Name: Title:	Graeme P. Denison Company Secretary

THE CAYZER TRUST COMPANY LIMITED

July 29, 2003	By:	/s/ DOMINIC V. GIBBS
	Name: Title:	Dominic V. Gibbs Company Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

Schedule A

to

Amendment No. 3 to the Schedule 13D

(i) Directors and Executive Officers of Caledonia Investments plc

Name	Residence	Principal Occupation	Citizenship
C. M. Allen-Jones	Beacon House Arkesden Nr. Saffron Walden Essex CB11 4HF England	Retired	United Kingdom

Peter N. Buckley	6 Albert Place London W8 5PD England	Chairman, Caledonia Investments plc	United Kingdom

J. H. Cartwright	Rectory Meadow Hawthorn Place, Penn Buckinghamshire HP10 8EH England	Finance Director, Caledonia Investments plc	United Kingdom

Hon. C. W. Cayzer	Finstock Manor Finstock Oxfordshire OX7 3DG England	Executive Director, Caledonia Investments plc	United Kingdom

M. E. T. Davies	Admington Hall Shipston-on-Stour Warwickshire CV36 4JN England	Chairman, Thornhill Holdings Ltd.	United Kingdom

Name	Residence	Principal Occupation	Citizenship
G. P. Denison	48 Queens Road Hertford Hertfordshire SG13 8BB England	Company Secretary, Caledonia Investments plc	United Kingdom

T. C. W. Ingram	6 Ranelagh Avenue London SWG 3PJ England	Chief Executive, Caledonia Investments plc	United Kingdom

Sir David Kinloch	29 Walpole Street London, SW3 4QS England	Deputy Chief Executive, Caledonia Investments plc	United Kingdom

J. R. H. Loudon	Olantigh Wye Ashford Kent, England TN25 5EW	Company Director	United Kingdom

D.G.F. Thompson	Albrighton Hall High Street Albrighton Wolverhampton WV7 3JQ England	Company Director	United Kingdom

M. G. Wyatt	Pippin Park Lidgate, Newmarket Suffolk CB8 9PP, England	Non-executive director, Caledonia Investments plc	United Kingdom

(ii) Directors and Executive Officers of The Cayzer Trust Company Limited

Name	Residence	Principal Occupation	Citizenship
Peter N. Buckley	6 Albert Place London W8 5PD England	Chairman, Caledonia Investments plc	United Kingdom

Hon. C. W. Cayzer	Finstock Manor Finstock Oxfordshire OX7 3DG England	Executive Director, Caledonia Investments plc	United Kingdom

P. R. Davies	No. 6 Belvedere House Priory Road, Sunningdale, Berkshire SL5 9RH England	Lawyer	United Kingdom

D.V. Gibbs	Flat 2 143 Finborough Road London SW10 9AW England	Director and Company Secretary, The Cayzer Trust Company Limited	United Kingdom

Hon. Mrs. Gilmour	Flat 8 62 Rutland Gate London SW7 1PJ England	Art Historian	United Kingdom

I. A. Leeson	Eaton House 7 Eaton Park Cobham Surrey KT11 2JF England	Chartered Accountant	United Kingdom

J. I. Mehrtens	51 Oxenden Wood Road Chelsfield Park Orpington, Kent BR6 6HP England	Director The Cayzer Trust Company Limited	United Kingdom

Name	Residence	Principal Occupation	Citizenship
M. G. Wyatt	Pippin Park Lidgate, Newmarket Suffolk CB8 9PP England	Non-executive director, Caledonia Investments plc	United Kingdom